SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of,	July	2009
Commission File Number	001-14620
Crystallex International Corporation
(Translation of registrant’s name into English)
18 King Street East, Suite 1210, Toronto, Ontario, Canada M5C 1C4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

    Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

    Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_______________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	Consolidated Financials for the six months ended June 30, 2009.

2	Management's Discussion and Analysis for the six months ended June 30, 2009.

3	Canadian Form 52-109F1- Certification by the Chief Executive Officer.

4	Canadian Form 52-109F1- Certification by the Chief Financial Officer

This report on Form 6-K is incorporated by reference into the registration statements on Forms F-1 (No. 333-08878), F-3 (Nos. 333-125380, 333-101583 and 333-91402) and S-8 (No. 333-126128) that the Registrant has filed with the Securities and Exchange Commission.

Document 1

Crystallex International Corporation

SECOND QUARTER 2009

FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2009

(UNAUDITED)

Crystallex International Corporation
Consolidated Balance Sheets - Unaudited
(US$ thousands)

	June 30	December 31
	2009	2008

Assets

Current
Cash and cash equivalents (Note 8)	$13,381	$34,520
Accounts receivable	221	172
Prepaid expenses, deposits and other assets	1,445	1,145
Discontinued operations (Note 4)	1,297	1,689

	16,344	37,526

Property, plant and equipment (Note 5)	353,320	343,652
Other	1,361	1,286

	$371,025	$382,464

Liabilities

Current
Accounts payable and accrued liabilities	$7,058	$7,767
Discontinued operations (Note 4	3,447	3,494

	10,505	11,261

Notes payable (Note 6)	88,634	86,746
Future income taxes	14,728	16,661

	113,867	114,668

Shareholders’ Equity

Share capital (Note 7)	561,751	561,751
Contributed surplus	35,291	33,971
Accumulated other comprehensive income	11,959	11,959
Deficit	(351,843)	(339,885)

	257,158	267,796

	$371,025	$382,464

Nature of operations and going concern (Note 1)
Commitments and contingencies (Note 10)

Approved on behalf of the Board of Directors

“Robert Fung”, Director                 “Johan van’t Hof”, Director

The accompanying notes are an integral part of the consolidated financial statements.

Crystallex International Corporation
Consolidated Statements of Operations, Comprehensive Loss and Deficit - Unaudited
(US$ thousands, except share amounts)

	Three months ended		Six months ended
	June 30		June 30
	2009	2008	2009	2008
(Expenses) income
General and administrative	$(3,410)	$(3,803)	$(5,665)	$(7,160)
Litigation	(1,113)	-	(2,337)	-
Interest on debt	(3,287)	(3,182)	(6,575)	(6,364)
Foreign currency exchange (loss) gain	1,743	(5,026)	3,672	(12,120)
Amortization of property, plant and equipment	-	(20)	-	(42)
Gain on sale of equipment	-	1,636	-	1,636
Interest and other income	4	185	8	399

Loss from continuing operations	(6,063)	(10,210)	(10,897)	(23,651)

(Loss) income from discontinued operations	(687)	215	(1,061)	2,454

Net loss and comprehensive loss for the period	(6,750)	(9,995)	(11,958)	(21,197)

Deficit, beginning of period	(345,093)	(325,367)	(339,885)	(314,165)

Deficit, end of period	$(351,843)	$(335,362)	$(351,843)	$(335,362)

Loss per common share from continuing operations
– Basic and diluted	$(0.02)	$(0.03)	$(0.04)	$(0.08)

Loss per common share
– Basic and diluted	$(0.02)	$(0.03)	$(0.04)	$(0.07)

Weighted average number of
common shares outstanding
	294,817,719	294,670,869	294,817,719	287,076,377

The accompanying notes are an integral part of the consolidated financial statements.

Crystallex International Corporation
Consolidated Statements of Cash Flows - Unaudited
(US$ thousands)

	Three months ended		Six months ended
	June 30		June 30
	2009	2008	2009	2008
Cash flows from (used in) operating activities
Net loss from continuing operations
for the period	$(6,063)	$(10,210)	$(10,897)	$(23,651)
Items not affecting cash:
Amortization of property, plant and equipment	-	20	-	42
Interest accretion on debt	944	837	1,888	1,676
Stock-based compensation	789	164	894	537
Warrants issued for advisory services	245	-	245	-
Directors’ fees paid in shares	-	-	-	112
Unrealized loss (gain) on translation of
future income taxes	(679)	3,769	(2,888)	9,908
Unrealized foreign currency exchange gain	(449)	(452)	(583)	(1,223)
Gain on sale of equipment	-	(1,636)	-	(1,636)
Changes in other operating assets and liabilities:
Decrease (increase) in accounts receivable	(59)	57	(106)	32
Decrease (increase) in prepaid expenses and other	815	248	(300)	(16)
Increase (decrease) in accounts payable
and accrued liabilities	1,639	2,998	(83)	(1,006)
	(2,818)	(4,205)	(11,830)	(15,225)

Cash flows from (used in) investing activities
Investment in property, plant and equipment	(5,031)	(7,260)	(8,829)	(12,731)
Proceeds from sale of equipment	-	5,902	-	5,902
	(5,031)	(1,358)	(8,829)	(6,829)

Cash flows from financing activities
Issuance of common shares	-	-	-	64,306

Increase (decrease) in cash and cash equivalents
from continuing operations	(7,849)	(5,563)	(20,659)	42,252

Increase (decrease) in cash and cash equivalents
from discontinued operations	(529)	(434)	(715)	2,413

Effects of foreign currency exchange rate
fluctuations on cash	181	282	235	760

Cash and cash equivalents, beginning of period	21,578	67,205	34,520	16,065

Cash and cash equivalents, end of period	$13,381	$61,490	$13,381	$61,490

Supplemental disclosures with respect to cash flows (Note 8)

The accompanying notes are an integral part of the consolidated financial statements.

Crystallex International Corporation
Consolidated Statements of Shareholders’ Equity - Unaudited
(US$ thousands, except as noted)

Number of common shares (thousands)	Amount	Number of warrants (thousands)	Contributed surplus	Accumulated other comprehensive income	Deficit	Total
Balance at December 31, 2007	261,659	$503,489	18,186	$27,124	$11,959	$(314,165)	$228,407
Shares issued
Public offering	32,890	57,730	16,445	6,414	-	-	64,144
Exercise of stock options	96	278	-	(96)	-	-	182
Directors’ fees	173	254	-	-	-	-	254
Warrants expired	-	-	(5,936)	-	-	-	-
Stock-based compensation	-	-	-	529	-	-	529
Loss for the year	-	-	-	-	-	(25,720)	(25,720)

Balance at December 31, 2008	294,818	561,751	28,695	33,971	11,959	(339,885)		267,796
Stock-based compensation	-	-	-	1,075	-	-		1,075
Warrants issued for advisory services	-	-	3,000	245	-	-		245
Loss for the period	-	-	-	-	-	(11,958)		(11,958)
Balance at June 30, 2009	294,818	$561,751	31,695	$35,291	$11,959	$(351,843	)(a)	$257,158

a) Includes total comprehensive deficit for the six months ended June 30, 2009 of $(339,884) (June 30, 2008 - $(323,403)).

The accompanying notes are an integral part of the consolidated financial statements.

Crystallex International Corporation
Notes to the Consolidated Financial Statements – Unaudited
June 30, 2009
(US$ thousands, except as noted)

1.      Nature Of Operations And Going Concern

Crystallex International Corporation (“Crystallex” or the “Company”) is engaged in the development of gold properties in Venezuela.

(a) Background

The Company’s principal asset is the Las Cristinas Project, currently under pre-development in Venezuela.  On September 17, 2002, the Company entered into a non-assignable Mine Operating Contract (the “Mine Operating Contract”) with the Corporación Venezolana de Guayana (“CVG”), acting under the authority of the Ministry of Energy and Mines of Venezuela, pursuant to Venezuelan mining law, under which the Company was granted the exclusive right to explore, develop and exploit the Las Cristinas 4, 5, 6 and 7 properties including the processing of gold for its subsequent commercialization and sale.

The Company is currently awaiting the decision of the Venezuelan Ministry of the Environment and Natural Resources (“MinAmb”) for the issuance of the Authorization to Affect Natural Resources (the “Permit”) to commence construction at Las Cristinas.

The construction and ultimate commencement of commercial production at Las Cristinas are dependent upon receipt of the Permit, which will allow management to proceed to put in place financing to fund construction.  In addition, the Las Cristinas Project is subject to sovereign risk, including political and economic instability, changes in existing government regulations, government regulations relating to mining which may withhold the receipt of required permits, as well as currency fluctuations and local inflation.  The April 2008 communication from the Director General of Permits at MinAmb and subsequent denial of the Company’s appeal, followed by an appeal to the Minister of MinAmb in June 2008 with no decision being received to date, demonstrate the significant risks that the Las Cristinas Project faces. The Company, nonetheless, has made specific decisions to continue to meet its obligations under the Mine Operating Contract and, in March 2009, received confirmation from the CVG that the Mine Operating Contract remains in full force and effect, which provides the Company with continued control over the Las Cristinas Project. These risks may adversely affect the investment and may result in the impairment or loss of all or part of the Company’s investment which could be material.

(b) Basis of presentation and going concern

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles using the going concern basis of accounting which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. Management has considered all available information in assessing the Company’s ability to continue as a going concern and satisfy its obligations as they fall due in the normal course of business, which is at least, but is not limited to, having sufficient cash resources to fund 12 months of operations from the balance sheet date.

Crystallex International Corporation
Notes to the Consolidated Financial Statements – Unaudited
June 30, 2009
(US$ thousands, except as noted)

1.      Nature Of Operations And Going Concern (continued)

As at June 30, 2009, the Company has positive working capital of $5,439 including cash and cash equivalents of $13,381. Management estimates that these funds will be sufficient to meet the Company's obligations and budgeted expenditures into the fourth quarter of 2009, but may not be sufficient to cover its obligations falling due in January 2010. This uncertainty raises substantial doubt as to the validity of the going concern basis of accounting.

The anticipated funding shortfall may be met in the future in a number of ways including a future liquidity event.  Accordingly, the Company has a number of financing options available to generate sufficient cash to fund ongoing operations and service its debt requirements as they come due in order to meet such a test in the future including, but not limited to, the following:

a)	sale of equity securities;
b)	further expenditure reductions;
c)	sale of equipment;
d)	introduction of joint venture partners; and
e)	negotiated settlement with its note holders to reduce, eliminate or otherwise decrease its obligations, particularly interest costs.

There is, however, no assurance that these sources of funding or initiatives will be available to the Company, or that they will be available on terms that are acceptable to the Company. Accordingly, these interim consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities, the reported expenses and the balance sheet classifications used, that would be necessary should the Company be unable to continue as a going concern in the normal course of operations. Such adjustments could be material.

2.      Significant Accounting Policies

These unaudited interim consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles.  These unaudited interim consolidated financial statements do not contain all of the disclosures required by Canadian generally accepted accounting principles and, therefore, should be read together with the most recent audited annual consolidated financial statements and the accompanying notes thereto.

The preparation of these unaudited interim consolidated financial statements is based on the accounting policies and practices consistent with those used in the preparation of the Company’s annual consolidated financial statements as at December 31, 2008 and for the year then ended, except for certain new accounting pronouncements that have been adopted effective January 1, 2009, as described in Note 3.

Certain comparative amounts have been reclassified to conform to the current period’s presentation.

Crystallex International Corporation
Notes to the Consolidated Financial Statements – Unaudited
June 30, 2009
(US$ thousands, except as noted)

3.     Changes In Accounting Policies

The CICA has issued new accounting standards which are effective for the Company’s interim and annual consolidated financial statements effective January 1, 2009.

Section 3064, “Goodwill and Intangible Assets”, establishes revised standards for recognition, measurement, presentation and disclosure of goodwill and intangible assets. The adoption of this standard had no impact on the Company’s unaudited interim consolidated financial statements.

EIC-173, “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities”, requires an entity to take into account the credit risk of the entity and the counterparty in determining the fair value of financial assets and financial liabilities. The adoption of this standard had no impact on the Company’s presentation of its financial position or results of operations in its unaudited interim consolidated financial statements.

4.      Discounting Operations

Assets and liabilities on the consolidated balance sheets include the following amounts for discontinued operations at El Callao, Venezuela.

	June 30	December 31
	2009	2008
Current assets
Accounts receivable	$8	$28
Prepaid expenses and other assets	1,289	1,661
	$1,297	$1,689

Current liabilities
Accounts payable and accrued liabilities	$1,104	$1,151
Asset retirement obligations	2,343	2,343
	$3,447	$3,494

5.     Property, Plant And Equipment
		June 30, 2009
		Accumulated	Net book
	Cost	amortization	value

Plant and equipment	$112,910	$430	$112,480
Mineral properties	240,840	-	240,840

	$353,750	$430	$353,320

	December 31, 2008

	Cost	Accumulated amortization	Net book value

Plant and equipment	$111,800	$430	$111,370
Mineral properties	232,282	-	232,282

	$344,082	$430	$343,652

Crystallex International Corporation
Notes to the Consolidated Financial Statements – Unaudited
June 30, 2009
(US$ thousands, except as noted)

5.      Property, Plant And Equipment (continued)

The aggregate expenditures incurred on the Las Cristinas Project by the Company to June 30, 2009 are summarized as follows:

	Cash	Non-cash	Total

Plant and equipment	$112,480	$-	$112,480
Exploration, development and related expenses	161,015	5,732	166,747
Property payment and finders’ fees	24,978	11,192	36,170
Future income taxes	-	36,184	36,184
Stock-based compensation	-	1,739	1,739

	$298,473	$54,847	$353,320

6.      Notes Payable

In conjunction with a unit offering on December 23, 2004, the Company issued $100,000 principal amount of senior unsecured notes (the “Notes”) with a coupon rate of 9.375%, due on December 23, 2011 for net proceeds of $75,015 after expenses and equity allocation.  Interest is payable semi-annually on January 15 and July 15 of each year, beginning on July 15, 2005.  The Company may redeem the Notes, in whole or in part, at any time after December 31, 2008 at a redemption price of between 100% and 102% of the principal amounts of the Notes, depending on the redemption date, plus accrued and unpaid interest and additional interest, if any, to the date of the redemption.  In addition, the Company may be required to redeem the Notes for cash under certain circumstances, such as a change in control in the Company where the acquiror’s debt rating is below the debt rating of the Company before or after the change in control, or where the Company ceases to beneficially own, directly or indirectly, at least a majority interest in the Las Cristinas Project.  The Company may also redeem the Notes, in whole but not in part, for cash at its option under certain circumstances, such as a change in the applicable Canadian withholding tax legislation.

As described in Note 10, the trustee for the holders of the Notes (the “Noteholders”) has commenced an action that, if successful, could result in Crystallex having to redeem all of the outstanding Notes of each Noteholder who has so requested at a price equal to 102% of the principal amount of the notes, together with accrued and unpaid interest to the date of purchase. The Company believes this action, excluding the derivative action, which was dismissed with prejudice on May 4, 2009, is without merit and will vigorously defend against this action. On this basis, the Notes continue to be classified as a long term obligation of the Company.

The initial carrying value of the Notes was derived from a unit structure that contained both a Note and a share component.  As a result, the share component was allocated based on the fair value of the common shares issued with the unit offering, calculated at $21,450 with $78,550 being the discounted fair value of the Notes.  The discounted fair value of the Notes, net of expenses, is accreted up to the face value of the Notes using the effective interest rate method over its seven-year term, with the resulting charge recorded to interest expense. Interest accretion of $1,888 (2008 - $1,676) on the Notes was expensed during the six months ended June 30, 2009 as a component of interest expense.

Fair value of debt

The fair value of the debt is approximately $25,000 (2008 - $30,000), calculated using a discounted cash flow methodology.  The methodology uses the risk-free interest rate and the Company's credit spread as inputs.  As the Company’s credit spread is an unobservable input due to limited trading of the Company's debt in the market, the Company has estimated its credit spread by reference to current yields to maturity for debt with similar terms and risks and also by reference to the yield to maturity implicit in the prices obtained from the limited trading of the Company’s debt.

Crystallex International Corporation
Notes to the Consolidated Financial Statements – Unaudited
June 30, 2009
(US$ thousands, except as noted)

7.      Share Capital
	June 30	December 31
	2009	2008

Authorized
Unlimited common shares, without par value
Unlimited Class A preference shares, no par value
Unlimited Class B preference shares, no par value
Issued
294,817,719 common shares	$ 561,751	$561,751

Warrants

As at June 30, 2009, common share purchase warrants were outstanding enabling the holders to acquire common shares as follows:

Number of
Exercise Price	warrants
(thousands)
$0.25 (CDN $0.30)	3,000(a)
$2.45 (CDN $3.00)	16,445(b)
$4.25	12,250(c)
31,695

a)	These warrants expire on April 23, 2012.
b)	These warrants expire on the later of: (i) August 11, 2009; and (ii) six months following the date which is 45 days following the receipt of the Permit for the Company’s Las Cristinas Project.
c)	These warrants become exercisable for an eighteen month period commencing on the date which is 45 days following the receipt of the Permit for the Company’s Las Cristinas Project.

Stock options

Effective June 24, 2009, shareholders of the Company approved a Fixed Share Option Plan (the “New Plan”) which provide for the granting of a maximum 8,000,000 options to acquire common shares of the Company to executive officers, directors, employees and service providers of the Company. Under the New Plan, the exercise price of each stock option cannot be less than the closing price of the Company’s common shares on the Toronto Stock Exchange, on the trading day immediately preceding the date of the grant.  Stock options have a life of up to ten years and may vest immediately, or over periods ranging from one year to three years.  In addition, the directors of the Company may permit an optionee to elect to receive without payment by the optionee of any additional consideration, common shares equal to the value of stock options surrendered. As at June 30, 2009, 6,175,000 stock options were granted under the New Plan.

Prior to June 25, 2008, the Company had a Rolling Share Option Plan (the “Old Plan”), which provided for the granting of options to acquire common shares of the Company equal to 10% of the issued and outstanding common shares from time to time, and had characteristics similar to the New Plan. Effective June 24, 2008, the Company ceased to grant stock options under the Old Plan and no additional stock options are available for grant under the Old Plan.

Crystallex International Corporation
Notes to the Consolidated Financial Statements – Unaudited
June 30, 2009
(US$ thousands, except as noted)

7.    Share capital (continued)

The Company determines the fair value of the employee stock options using the Black-Scholes option pricing model.  The estimated fair value of the stock options is expensed over their respective vesting periods.  The fair value of stock options granted was determined using the following assumptions for stock options granted during the six month period ended June 30, 2009. No stock options were granted during the six months ended June 30, 2008.

	Six months ended June 30
	2009	2008
Risk-free interest rate	1.8%	-
Expected life (years)	3	-
Expected volatility over expected life	118%	-
Expected dividend rate	0%	-
Weighted average fair value of
stock options granted during the period	$905	$-

The fair value compensation recorded for stock options that have vested for the six months ended June 30, 2009 was $1,075 (2008 - $569) of which $894 (2008 - $537) was expensed and $181 (2008 - $32) was capitalized to mineral properties.

As at June 30, 2009, options were outstanding enabling the holders to acquire common shares as follows:

		Outstanding stock options		Exercisable stock options
		Weighted average	Weighted		Weighted
		remaining	average		average
Range of	Number	contractual	exercise	Number	exercise
exercise price	of stock options	life	price	exercisable	price
(CDN$)	(thousands)	(years)	(CDN$)	(thousands)	(CDN$)

$0.24	6,175	7.94	0.24	6,175	0.24
$1.00 to $1.50	240	0.48	1.41	240	1.41
$1.75 to $2.60	3,829	2.19	2.23	3,829	2.23
$2.65 to $3.57	3,007	4.49	3.12	3,007	3.12
$3.91 to $4.87	3,170	3.71	4.34	2,940	4.32

	16,421	5.04	2.04	16,191	2.00

Crystallex International Corporation
Notes to the Consolidated Financial Statements – Unaudited
June 30, 2009
(US$ thousands, except as noted)

7.    Share capital (continued)

A summary of the outstanding stock options as at June 30 and changes during each of the six month periods then ended is as follows:

	Six months ended June 30, 2009		Six months ended June 30, 2008
	Number of options (thousands)	Weighted average exercise price CDN$)	Number of options (thousands)	Weighted average exercise price (CDN$)

Balance - beginning of period	10,517	$3.14	12,527	$3.04
Granted	6,175	0.24	-	-
Exercised	-	-	(76)	2.14
Expired or forfeited	(271)	3.16	(502)	3.20

Balance - end of period	16,421	$2.04	11,949	$3.03

Shareholder Rights Plan

On June 24, 2009, the shareholders of the Company approved the continuation of the Company’s shareholder rights plan (the “Rights Plan”) which was previously approved on October 30, 2006. The rights issued under the Rights Plan are subject to reconfirmation at every third annual meeting of shareholders and will expire at the close of the Company’s annual meeting in 2016 (the “Expiration Time”). The Rights Plan is designed to ensure the fair treatment of shareholders in connection with any take-over bid for the Company and to provide the Board and shareholders with sufficient time to fully consider any unsolicited take-over bid. The Rights Plan also provides the Board with time to pursue, if appropriate, other alternatives to maximize shareholder value in the event of a take-over bid.

Pursuant to the Rights Plan, one right (a “Right”) is attached to each outstanding common share of the Company held by shareholders of record at the close of business on the record date. The Rights will separate from the Common Shares at the time (the “Separation Time”) which is the close of business on the eighth trading day (or such later day as determined by the Board of Directors of the Company) after the public announcement of the acquisition of, or intention to acquire, beneficial ownership of 20% of the common shares of the Company by any person other than in accordance with the terms of the Rights Plan.

In order to constitute a “Permitted Bid”, an offer must be made in compliance with the Rights Plan and must be made to all shareholders (other than the offeror), must be open for at least 60 days and be accepted by shareholders holding more than 50% of the outstanding voting shares and, if so accepted, must be extended for a further period of 10 business days.

Crystallex International Corporation
Notes to the Consolidated Financial Statements – Unaudited
June 30, 2009
(US$ thousands, except as noted)

8.	Supplemental Disclosures with Respect to Cash Flows

	June 30	December 31
	2009	2008
Cash and cash equivalents consist of:
Cash	$6,881	$1,600
US treasury bills
with interest rate of 0.001%	6,500	-
Canadian treasury bills	-	32,920
	$13,381	$34,520

Cash paid during the six months ended June 30:
	2009	2008
For interest	$4,688	$4,688
For income taxes	$-	$178

Investment in property, plant and equipment for the six months ended June 30:

	2009	2008
Net book value of property, plant and equipment
January 1	$343,652	$317,179
Net book value of property, plant and equipment
June 30	353,320	327,770

Net increase in property, plant and equipment	(9,668)	(10,591)

Capitalization of stock compensation	181	32
Future income taxes	955	2,332
Amortization	-	(42)
Net book value of equipment sold	-	(4,266)

Net increase before working capital items	(8,532)	(12,535)
Changes in working capital related to
property, plant and equipment acquisitions	(297)	(196)

Cash investment in property, plant and equipment	$(8,829)	$(12,731)

Issuance of common shares for cash for the six months ended June 30:

	2009	2008
Cash received from:
Public offering	$-	$64,144
Exercise of stock options	-	162

	$-	$64,306

Crystallex International Corporation
Notes to the Consolidated Financial Statements – Unaudited
June 30, 2009
(US$ thousands, except as noted)

9.     Segmented Information

The Company has one operating segment, which is the development of mining properties with the Las Cristinas Project as its principal asset.

Property, plant and equipment capitalized costs all relate to the Las Cristinas Project and include long-lead time equipment required for its development, of which significant amounts are located temporarily in the USA and various other countries.

10.    Commitments and Contingencies

Las Cristinas

Under the terms of the Las Cristinas Mine Operating Contract with the CVG, the Company has undertaken to make all investments necessary to develop and exploit the deposits at Las Cristinas.

The capital cost of the Las Cristinas Project was revised to $356,000 in November 2007 (previously estimated at $293,000 in August 2005), of which $102,000 has been spent to date.  The capital cost estimate is subject to revision due to changing construction and equipment costs.

The Company is committed to spend approximately $400 to complete certain social projects at Las Cristinas.

Claim by an individual

On May 23, 2006, the Company and certain directors and officers were served with a statement of claim by an individual alleging misrepresentation, conspiracy and breach of contract, and claiming damages of approximately CDN$1.75 million.  The Company has filed its statement of defence and believes that there is little likelihood of any ultimate liability.  However, as the outcome of this matter cannot be determined at this time, the Company has made no provision for this contingency as at June 30, 2009.

Action by Noteholders

In December 2008, the Company was served with a notice of application (the “Application”) by the trustee for the Noteholders as described in Note 6. The trustee, on behalf of certain Noteholders, is, among other things, seeking a declaration from the court that there has been a project change of control (a “Project Change of Control”) event as defined in the First Supplemental Indenture made as of December 23, 2004 thereby requiring Crystallex to accelerate payment and purchase all of the Notes of each Noteholder who has so requested at a price equal to 102% of the principal amount of the Notes, together with accrued and unpaid interest to the date of purchase.

A Project Change of Control is defined as “the occurrence of any transaction as a result of which Crystallex ceases to beneficially own, directly or indirectly, at least a majority interest in the Las Cristinas Project asset”.

In the alternative, the trustee sought permission from the Court to commence a derivative action in the name of and on behalf of Crystallex against its entire Board of Directors.

On May 4, 2009, the Noteholders agreed to have the derivative action dismissed with prejudice. The agreement calls for the claims for oppression relief under the Application, except for the derivative action, to be held in abeyance until the end of July 2009, at which time the parties can appear before the Court to set a schedule for the continuation of the Application. The Company is in discussions with the Noteholders.

Crystallex International Corporation
Notes to the Consolidated Financial Statements – Unaudited
June 30, 2009
(US$ thousands, except as noted)

10.    Commitments and Contingencies (continued)

The Company has strong defences to this action and will vigorously defend against the Application. In particular, the Company believes that the Noteholders’ allegation that there has been a Project Change of Control has no merit. At this stage in the process, the Company cannot provide an assignment of losses, if any, it may suffer as a result of this proceeding.

Proposed class action

The Company and certain officers and directors have been named as defendants in a putative securities fraud class action commenced on December 8, 2008, in the United States District Court for the Southern District of New York.  The plaintiffs in the lawsuit are described as investors who acquired the Company’s common stock during the period from March 27, 2006 to April 30, 2008, inclusive (the “Proposed Class Period”).  The complaint alleges that the defendants made several statements during the Proposed Class Period about the Company’s Las Cristinas Project located in Sifontes, Venezuela, and that the issuance of the required Venezuelan government Permit in connection with that project was imminent and guaranteed to be issued to the Company.  The complaint asserts that the defendants did not have, during the Proposed Class Period, a reasonable expectation that the Company would receive the required Permit, and that on April 30, 2008, the Permit was, in fact, denied.  The proposed class action seeks compensatory damages plus costs and fees, alleging violations of Section 10(b) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 10b-5 promulgated thereunder by each of the defendants, and a violation of Section 20A of the Exchange Act by one of the individual defendants.

In a court order dated April 7, 2009, the lead plaintiffs were appointed and, on June 12, 2009, they filed an amended complaint.  The defendants have until August 14, 2009 to file a motion to dismiss.  The lead plaintiffs can file an opposition to the motion to dismiss by September 11, 2009 and the defendants have until September 29, 2009 to file any reply thereto.

Crystallex believes that the complaint is without merit and intends to vigorously defend itself against the action.  However, because the action is in preliminary stages, the Company cannot provide assurances as to the outcome of the action, nor can the range of losses, if any, be estimated. Accordingly, no losses have been accrued.

Advisory services

The Company has engaged a financial advisor to assist the Company in assessing options to settle the Noteholders’ claim and, if appropriate, assist in negotiating, structuring and executing the selected option. The Company has granted to such advisor 3,000,000 warrants to acquire common shares of the Company at CDN$0.30 per common share with an expiry date of April 23, 2012. In addition, the Company has agreed to pay a success fee of CDN$1 million to such advisor.

11.    Related Party Transactions

During the six months ended June 30, 2009, the Company entered into the following transactions with related parties:

a)	paid underwriting fees of $nil (2008 - $2,279) to a company that retains the Chairman of the Company as an employee; and
b)	paid head office rent of $58 (2008 - $nil) to a company that retains the Chairman of the Company as a director.

The amounts charged to the Company for the services provided have been determined by negotiation among the parties. These transactions were in the normal course of operations and were measured at the exchange value, which represented the amount of consideration established and agreed to by the related parties.

Document 2

Management’s Discussion and Analysis
 For the Six Month Period Ended June 30, 2009
(All monetary figures are expressed in United States dollars, unless otherwise specified)

This Management Discussion and Analysis (“MD&A”) of the financial condition and results of the operations of Crystallex International Corporation (“Crystallex” or the “Company”) is intended to supplement and complement the Company’s unaudited interim consolidated financial statements and the related notes as at and for the six month period ended June 30, 2009.  This MD&A should be read in conjunction with those unaudited interim consolidated financial statements as well as the annual audited consolidated financial statements of the Company and the related annual MD&A for the year ended December 31, 2008.

The Company prepares its consolidated financial statements in United States (“U.S.”) dollars and in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”). All monetary figures in this MD&A are expressed in U.S. dollars unless otherwise specified.

This MD&A was prepared on July 29, 2009 and the Company’s public filings, including its most recent Financial Statements and Annual Information Form, can be accessed through the System for Electronic Document Analysis and Retrieval (“SEDAR”) website at www.sedar.com and the Company’s website at www.crystallex.com.

Special Note Regarding Forward Looking Statements

Certain statements included or incorporated by reference in this MD&A, including information as to the future financial or operating performance of the Company, its subsidiaries and its projects, constitute forward-looking statements. The words “believe,” “expect,” “anticipate,” “contemplate,” “target,” “plan,” “intends,” “continue,” “budget,” “estimate,” “may,” “schedule” and similar expressions identify forward-looking statements.  Forward-looking statements include, among other things, statements regarding targets, estimates and assumptions in respect of gold production and prices, operating costs, results and capital expenditures, mineral reserves and mineral resources and anticipated grades and recovery rates.  Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies.  Many factors could cause the Company’s actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, the Company.  Such factors include, among others, risks relating to additional funding requirements, reserve and resource estimates, gold prices, exploration, development and operating risks, illegal miners, political and foreign risk, uninsurable risks, competition, limited mining operations, production risks, environmental regulation and liability, government regulation, currency fluctuations, recent losses and write-downs and dependence on key employees.  See “Risk Factors” section of this MD&A. Due to risks and uncertainties, including the risks and uncertainties identified above, actual events may differ materially from current expectations. Investors are cautioned that forward-looking statements are not guarantees of future performance and, accordingly, investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.  Forward-looking statements are made as of the date of this MD&A and the Company disclaims any intent or obligation to update publicly such forward-looking statements, whether as a result of new information, future events or results or otherwise.

Cautionary Note to U.S. Investors

The terms "proven mineral reserve" and "probable mineral reserve" used in this report are Canadian mining terms as defined in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council on August 20, 2000 as may be amended from time to time by the CIM. These definitions differ from the definitions in the SEC's Industry Guide 7. The terms, "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" used in this report are Canadian mining terms as defined in accordance with National Instrument 43-101. While the terms "measured mineral resource", "indicated mineral resource", and "inferred mineral resource" are recognized and required by Canadian regulations, they are not defined terms under Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. As such, information contained in this report concerning descriptions of resources under Canadian standards may not be comparable to similar information made public by U.S. companies in SEC filings. With respect to "indicated mineral resource" and "inferred mineral resource" there is a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It can not be assumed that all or any part of an "indicated mineral resource" or "inferred mineral resource" will ever be upgraded to a higher category. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Overview

Crystallex is a Canadian based mining company engaged in the development of gold properties in Venezuela. Its common shares (symbol: KRY) are traded on both the Toronto Stock Exchange and the NYSE Amex Exchange.

Las Cristinas

•
The Company’s principal asset is its interest in the Las Cristinas gold project located in Bolivar State, Venezuela.  The Company’s interests in the Las Cristinas concessions are derived from a Mine Operating Contract (the “MOC”) with the Corporacion Venezolana de Guayana (the “CVG”) which grants Crystallex exclusive rights to develop and mine the gold deposits on the Las Cristinas property.

•
The Company has not received a response from the Minister of Environment and Natural Resources (“MinAmb”) to its June 16, 2008 appeal of the Director General of the Administrative Office of Permits at MinAmb denying its request for the Permit for the Las Cristinas project.

•
On March 2, 2009, the CVG confirmed that the Company was in compliance with the MOC. This corroborates the Company’s position that is not in default of the MOC and there is no change in control under the terms of the MOC.

•	The Company plans to remain compliant with the MOC in order to protect the option of proceeding to international arbitration.

Liquidity and Capital Resources

•	Cash and cash equivalents at June 30, 2009 were $13.4 million.
•	The Company forecasts that its existing cash is sufficient to fund its operations into the fourth quarter of 2009 (see “Liquidity and Capital Resources” section).

Financial Results

•	Losses from continuing operations were $6.1 million ($(0.02) per share) and $10.9 million ($(0.04) per share) for the three month and six month periods ended June 30, 2009, respectively.
•	Losses from operations were $6.8 million ($(0.02) per share) and $12.0 million ($(0.04) per share) for the three month and six month periods ended June 30, 2009, respectively.

Legal Matters

•
On May 4, 2009, the holders of the Company’s $100 million notes due December, 2011, agreed to have its derivative action dismissed with prejudice.  The Noteholders’ Application to the court also included an oppression claim, which has been jointly held in abeyance until the end of July, 2009 to permit discussions, at which time the Noteholders and the Company can appear before the court to set a schedule for the continuation of the Application.

•
The Company and certain officers and/or directors have been named as defendants in a proposed class action lawsuit commenced in the United States. This action is in its preliminary stage, however, Crystallex believes that the complaint is without merit and will vigorously defend itself against this action.

Las Cristinas Permit

On September 17, 2002, Crystallex entered into a non-assignable Mine Operating Contract with the CVG, acting under the authority of the Ministry of Energy and Mines of Venezuela, under which Crystallex was granted the exclusive right to explore, develop and exploit the Las Cristinas 4, 5, 6 and 7 concessions including the processing of gold for its subsequent commercialization and sale.

In May 2007, the CVG was formally notified by the Ministry of Environment and Natural Resources, (“MinAmb”) that all requirements had been fulfilled for the issuance of the Authorization to Affect Natural Resources (the “Permit”) which is required to commence construction of the mine; however, the Permit was not issued.  In April, 2008, the Director General of the Administrative Office of Permits at MinAmb issued a letter to the CVG denying its request for the Permit for the Las Cristinas project. In May 2008, the Company filed a challenge to this denial. This challenge was denied by the Director General on May 30, 2008 and the Company was advised by the Director General to appeal directly to the Minister of MinAmb.

On June 16, 2008 the Company filed an appeal (the “Appeal”) with the Minister of MinAmb.  The Company has not received a response to this Appeal. The Minister of MinAmb is obligated to issue a decision on this Appeal; however, if no decision is issued within 90 business days of submitting the Appeal (by October 30, 2008), Venezuelan law allows the Company to elect to deem the Appeal as being denied in order to avail itself of additional legal avenues in Venezuela. Although the deadline for the Minister’s response has passed, the Company has not yet invoked this right.

In August, 2008, the Company, at the request of the Vice-Minister of MinAmb, filed a report that dealt with modifications to the project, which were accepted by the Vice-Minister. The Vice-Minister of MinAmb issued an official letter which indicated that the modifications complied with government guidelines on environmental and social matters and were technically viable.  The letter further noted that the foregoing should be considered by the Minister of MinAmb in rendering her decision on the Permit.

The Company has received express and implicit confirmation of its rights and the acceptability of its performance from Venezuelan officials with whom it interacts. These confirmations have at times been contradicted by public statements made by government officials suggesting that the Company will either not obtain the Permit or will lose control of Las Cristinas. The Company has not received any official notification from any government entity concerning changes to the control of Las Cristinas or to the MOC.  On March 2, 2009, the CVG confirmed in writing that the Company was in compliance with the MOC, which corroborates the Company’s status of being in continued control of the project.

The Company is taking the necessary steps to protect its shareholder and stakeholder rights, including preserving its rights to pursue legal avenues both inside and outside of Venezuela.  In November 2008, the Company delivered a letter to the Government of the Republic of Venezuela notifying it of the existence of a dispute between the Company and the Bolivarian Republic of Venezuela under the Agreement between the Government of Canada and the Government of Venezuela for the Promotion and Protection of Investments (the “Treaty”).  Following delivery of the notification letter, the Treaty allows for a six month amicable period to settle disputes prior to submitting a dispute to arbitration.  This six month amicable period elapsed at the end of May 2009; accordingly, the Company now has the option of submitting its dispute to international arbitration under the terms of the Treaty.  The Company is presently assessing the status of discussions with Venezuelan officials and, in the absence of a positive outcome in the near-term, may file for international arbitration.

The Company has been advised that the MOC remains in full force and effect.  Additionally, the Company has been advised that by remaining in full compliance with the MOC while it continues to reach a resolution on Las Cristinas the Company will preserve the option of international arbitration in the alternative. Accordingly, the Company has determined that it is in the best interest of all stakeholders to remain compliant with the MOC and incur the consequent expenditures.

Noteholders’ Action

In December 2008, the Company was served with a Notice of Application (the “Application”) by the trustee for the holders (the “Noteholders”) of the $100,000 senior unsecured notes. The trustee, on behalf of certain Noteholders, is, among other things, seeking a declaration from the Court that there has been a project change of control (a “Project Change of Control”) event as defined in the First Supplemental Indenture made as of December 23, 2004 thereby requiring Crystallex to accelerate payment and purchase all of the notes of each Noteholder who has so requested at a price equal to 102% of the principal amount of the notes, together with accrued and unpaid interest to the date of purchase.

A Project Change of Control is defined as “the occurrence of any transaction as a result of which Crystallex ceases to beneficially own, directly or indirectly, at least a majority interest in the Las Cristinas project asset”.

In the alternative, the trustee sought permission from the Court to commence a derivative action in the name of and on behalf of Crystallex against its entire Board of Directors.

On May 4, 2009, the Noteholders agreed to have the derivative action dismissed with prejudice. The agreement calls for the claims for oppression relief under the Application, except for the derivative action, to be held in abeyance until the end of July 2009, at which time the parties can appear before the Court to set a schedule for the continuation of the Application.  The Company is in discussions with the Noteholders.

The Company has strong defences to this action and will vigorously defend against the Application. In particular, the Company believes that the Noteholders' allegation that there has been a Project Change of Control has no merit. At this stage in the process the Company cannot provide an assignment of losses, if any, it may suffer as a result of this proceeding.

Proposed Class Action

The Company and certain officers and directors have been named as defendants in a putative securities fraud class action commenced on December 8, 2008, in the United States District Court for the Southern District of New York.  The plaintiffs in the lawsuit are described as investors who acquired the Company’s common stock during the period of March 27, 2006 and April 30, 2008, inclusive (the “Proposed Class Period”).  The complaint alleges that the defendants made several statements during the Proposed Class Period about the Company’s Las Cristinas Project located in Sifontes, Venezuela, and that the issuance of the required Venezuelan government permit in connection with that project was imminent and guaranteed to be issued to the Company.  The complaint asserts that the defendants did not have, during the Class Period, a reasonable expectation that the Company would receive the required Permit, and that on April 30, 2008, the Permit was, in fact, denied.  The proposed class action seeks compensatory damages plus costs and fees, alleging violations of Section 10(b) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 10b-5 promulgated thereunder by each of the defendants, and a violation of Section 20A of the Exchange Act by one of the individual defendants.
In a court Order dated April 7, 2009, the lead plaintiffs were appointed and on June 12, 2009 they filed an amended complaint.  The defendants have until August 14, 2009 to file a motion to dismiss.  The lead plaintiffs can file an opposition to the motion to dismiss by September 11, 2009 and the defendants have until September 29, 2009 to file any reply thereto.

Crystallex believes that the complaint is without merit and intends to vigorously defend itself against the action.  However, because the action is in preliminary stages, the Company cannot provide assurances as to the outcome of the action, nor can the range of losses, if any, be estimated. Accordingly, no losses have been accrued.

Summary of Quarterly Results (Unaudited)
$,000 except per share	2009		2008
	Q2	Q1	Q4	Q3
(Loss) income from continuing operations	(6,063)	(4,834)	3,457	(1,613)
Loss from discontinued operations	(687)	(374)	(407)	(5,960)
Net (loss) income	(6,750)	(5,208)	3,050	(7,573)
Unrealized (loss) gain on translation of future income taxes included in loss from continuing operations	679	2,209	4,212	6,504
Loss per share from continuing operations – Basic and diluted	(0.02)	(0.02)	(0.01)	(0.01)
Loss per share – Basic and diluted	(0.02)	(0.02)	(0.01)	(0.03)

$,000 except per share	2008		2007
	Q2	Q1	Q4	Q3
Loss from continuing operations	(10,210)	(13,441)	(9,169)	(4,957)
(Loss) income from discontinued operations at El Callao	215	2,239	382	(1,765)
Net loss	(9,995)	(11,202)	(8,787)	(6,722)
Unrealized (loss) gain on translation of future income taxes included in loss from continuing operations	(3,769)	(6,139)	956	2,534
Loss per share from continuing operations – Basic and diluted	(0.03)	(0.05)	(0.03)	(0.02)
Loss per share – Basic and diluted	(0.03)	(0.04)	(0.03)	(0.03)

•
The El Callao mining activities ceased as at September 30, 2008. The Company continues to incur expenditures for maintaining an office at El Callao to oversee reclamation of the mines and to negotiate a transfer of the mining concessions to the State of Venezuela.

Results of Operations

Continuing operations

The Company recorded losses from continuing operations for the first six months and second quarter of 2009 of $10.9 million,(($0.04) per share) and $6.1 million (($0.02) per share) respectively, compared to losses of $23.7 million (($0.08) per share) and $10.2 million (($0.03) per share) for the comparable periods in 2008.

The losses in the first six months and second quarter of 2009 are principally attributable to the aggregate of corporate general and administrative costs, litigation, interest expense, and the effects of foreign exchange on the translation of future income tax liabilities.

General and administrative expenses

General and administrative expenses decreased by $1.5 million, or 19%, from $7.2 million in the first six months of 2008 to $5.7 million for the comparable period in 2009. This decrease is due to reduction in salaries, benefits, travel and other administrative expenses as a result of cost cutting actions taken by the Company. These expenses include stock compensation expense which increased from $0.5 million in the first six months of 2008 to $0.9 million in the first six months of 2009. The Company granted 6.2 million options in June 2009 after receiving shareholder approval for a fixed stock option plan. In 2008 no options were granted due primarily to unavailability of options after June 2008. The stock compensation expense recorded in 2008 relates to amortization of options granted in previous years.

General and administrative expenses decreased by $0.4 million from $3.8 million in the three months ended June 30, 2008 to $3.4 million for the comparable period in 2009. After giving effect to non-cash stock compensation expense of $0.2 million in 2008 and $0.8 million in 2009, the overall decrease was $1 million or 28%.

Litigation expenses

Litigation costs of $2.3 million and $1.1 million for the first six months and second quarter ended June 30, 2009 (2008: $nil) were almost entirely due to the Noteholders’ action which commenced in December 2008. This action has resulted in the dismissal of the derivative action contained in the Application and an adjournment until July 31, 2009 for a hearing to schedule the rest of the Application. Accordingly, the Company expects to incur additional legal costs relating to its defence if the rest of the Application is pursued by the Noteholders.

Interest on debt

Interest on debt was $6.6 million and $3.3 million for the first six months and second quarter ended June 30, 2009, respectively, compared to $6.4 million and $3.2 million for the corresponding periods in 2008. The six month figures include cash interest payments of $4.7 million on the $100 million notes which bear interest at 9.375% per annum, payable semi-annually in January and July. Interest on debt also includes amortization of deferred financing fees related to this debt and amounts for interest accretion totalling approximately $0.9 per quarter as the notes contain debt and equity components.

Foreign currency exchange gain

The Company recorded foreign currency exchange gain of $3.7 million and $1.7 million for the first six months and second quarter ended June 30, 2009, respectively, compared to foreign currency exchange loss of $12.1 million and $5.0 million for the corresponding periods in 2008.

The foreign currency exchange gain in 2009 includes unrealized foreign currency translation gains of $2.9 million and $0.7 million for the first six months and second quarter ended June 30, 2009, respectively, compared to foreign currency exchange losses of $9.9 million and $3.8 million for the corresponding periods in 2008. These unrealized gains and losses are the results of translation of future income tax liabilities in the Venezuelan Branch. The components of the Company’s future income tax balance include a future income tax estimate of 34% of the carrying value of costs incurred for the Las Cristinas asset recorded in the parent entity for accounting purposes which may not have deductibility for income tax purposes in Venezuela.  It may be determined that the parent entity will be unable to utilize in Canada the benefits derived from any foreign tax credits generated in Venezuela as a result of the possible reduced Venezuelan tax base of the Las Cristinas asset. These foreign currency translation gains/losses result from the translation into U.S. dollars at the end of the each reporting period of the Venezuelan-denominated future income tax liabilities that are recognized in connection with expenditures on the Las Cristinas asset. A strengthening of the BsF/USD at the parallel rate in one period relative to the previous period results in an unrealized foreign currency translation loss and vice versa.

In addition, the foreign currency exchange results include an unrealized gain of $0.6 million and $0.4 million for the first six months and second quarter ended June 30, 2009, respectively, compared to an unrealized gain of $1.2 million and $0.5 million for the corresponding periods in 2008. These results were derived from the translation into U.S. dollars at the end of each respective period of certain Venezuelan BsF and Canadian dollar denominated assets and liabilities.

Interest and other income

Interest income was negligible in the first half of 2009, compared to the same period in 2008 as a result of significantly reduced interest rates obtained on short term treasury bills and reduced cash balances in 2009.

Discontinued operations – El Callao

At the end of September 2008, the Company ceased mining operations at El Callao due to the transfer of the Revemin mill to the State of Venezuela on October 1, 2008.

The Company has maintained an estimated liability for asset retirement obligations of $2.3 million relating to all areas affected by past mining.

Cash used in discontinued operations was $0.7 million and $0.5 million for the first six months and second quarter ended June 30, 2009, respectively, compared to positive cash flow of $2.4 million and cash used of $0.4 million for the corresponding periods in 2008. Cash from operations for the six months ended June 30, 2008 was favourably impacted by mining operations, which included the sale of 14,885 oz of gold at an average realized price of $748 per oz.

Cash and Cash Equivalents

On June 30, 2009, the Company had cash and cash equivalents of $13.4 million compared to $34.5 million on December 31, 2008.

The change in the cash and cash equivalents balance during the six months ended June 30, 2009 is reconciled as follows ($ millions):

Cash and cash equivalents, December 31, 2008	$34.5

Cash used in operating activities	(11.8)
Capital expenditures – Las Cristinas	(8.8)
Cash used in discontinued operations	(0.7)
Effects of exchange rate fluctuations on cash	0.2
(21.1)

Cash and cash equivalents, June 30, 2009	$13.4

Cash used in Operating Activities

Cash used in operating activities from continuing operations was reduced by 22% from $15.2 million in the six months ended June 30, 2008 compared to $11.8 million for the six months ended June 30, 2009.

Similarly, cash used in operating activities from continuing operations was reduced by 33% from $4.2 million for the three months ended June 30, 2008 compared to $2.8 million for the three months ended June 30, 2009.

Cash used in the six months ended June 30, 2009 was largely attributable to corporate general and administrative expenses (net of non-cash stock-based compensation and warrants issued for advisory services) of $4.5 million (2008: $6.6 million), litigation expenses of $2.3 million (2008: $nil) and cash interest payments of $4.7 million.

Cash used in the quarter ended June 30, 2009 was largely attributable to corporate general and administrative expenses (net of non-cash stock-based compensation and warrants issued for advisory services) of $2.4 million (2008: $3.6 million), litigation expenses of $1.1 million (2008: $nil) and cash interest payments of $4.7 million.

Investing Activities

Cash used for capital expenditures for the Las Cristinas project was $8.8 million and $5.0 million for the first six months and second quarter of 2009 respectively, compared to $12.7 million and $7.3 million for the corresponding periods in 2008.

The majority of the expenditures in 2009 represent ongoing costs for administering, securing and maintaining the Las Cristinas camp, storage costs for long lead time equipment stored outside of Venezuela, and construction activities related to completion work on the medical facility and sewage treatment plant as part of the Company’s obligations under the MOC.  Excluding the cost of medical equipment for the clinic, which has not been ordered at this time, the estimated cost to complete both projects is approximately $0.4 million which is an obligation under the terms of the MOC.

The Company has determined that it is in the best interest of all stakeholders to continue to incur the expenditures necessary to remain compliant with the MOC until the earlier of a satisfactory resolution of the Las Cristinas permitting matter, or until the Company has submitted and registered its dispute with the International Centre for the Settlement of Investment Disputes, (“ICSID”).    The Company has been advised that non-compliance with the terms of the MOC may limit the Company’s options for a settlement of the dispute.

The Company has in storage mining and milling equipment, purchased originally in 2004 and 2005 at a cost of approximately $61 million.  The majority of this equipment is located in the United States. The equipment is regularly inspected and maintained while in storage.  All of the equipment worldwide is insured under a marine insurance policy.

Liquidity and Capital Resources

On June 30, 2009, the Company had cash and cash equivalents of $13.4 million with excess cash invested in U.S. treasury bills.

Crystallex’s principal sources of liquidity have been equity and debt financings. The Company does not expect to generate positive cash flow after operating and corporate general and administrative expenses until the Las Cristinas project is operating at planned full capacity of 20,000 tonnes per day.

If and when the Company is in a position to commence development activities at Las Cristinas, it will determine its overall funding requirements to cover the period through to commercial production at Las Cristinas. The funding requirement will include the balance of capital required to complete the development of Las Cristinas, and funds to meet the Company’s general and administrative expenses, debt service and financing fees. The Company will consider various financing alternatives, including project finance debt and other capital and equity markets opportunities. There can be no assurances that such financing will be available, or if available, on acceptable terms.

Commencing in December 2007 the Company has undertaken a cost reduction program, which has significantly reduced expenditures, although the reductions have been partially offset by litigation costs incurred since the fourth quarter of 2008 and the requirement to pay certain compensation costs in cash instead of stock options from June 25, 2008 to June 24, 2009.  Expenditures in Venezuela have been reduced, yet the Company remains in compliance with the MOC as it continues to pursue discussions with Venezuelan officials. Cost reduction efforts include reducing personnel in Canada, the United States and Venezuela, closing the Houston office, relocating to a smaller corporate office, ceasing all EPCM and related activities, postponing all drilling programs at Las Cristinas and negotiating reductions in security payments at Las

Cristinas by 50% on an annualized basis, which was phased in at 25% in the second quarter of 2008 and a further 25% in the third quarter of 2008.

Management estimates that existing cash will be sufficient to meet the Company's obligations partially through the fourth quarter of 2009.  The anticipated funding shortfall may be met in a number of ways including but not limited to, the following:

(a)	sale of equity securities;
(b)	further expenditure reductions;
(c)	sale of equipment;
(c)	introduction of joint venture partners; and
(d)	negotiated settlement with its note holders to reduce, defer, eliminate or otherwise decrease its obligations, particularly interest costs.

There is, however, no assurance that these sources of funding or initiatives will be available to the Company, or that they will be available on terms which are acceptable to the Company.

Contractual Obligations and Commitments

The Company’s significant contractual obligations and commitments, as at June 30, 2009, are tabled below:

Millions	Less than One Year	1 - 3 Years	4 - 5 Years	More Than 5 Years	Total
Notes payable	$ -	$100.0	$ -	$ -	$100.0
Interest on notes payable	4.7	18.2	-	-	22.9
Asset retirement obligations at El Callao	2.3	-	-	-	2.3
Social commitments at Las Cristinas	0.4	-	-	-	0.4
Total contractual obligations	$7.4	$118.2	$ -	$ -	$125.6

Under the terms of the MOC, the Company has undertaken to make all investments necessary to develop and exploit the Las Cristinas deposits.  Based on a revised estimate from a 43-101 Technical Report, completed in November 2007, a further $254 million (exclusive of VAT) would have to be spent on Las Cristinas to meet this obligation after the receipt of the Permit. These projected cost estimates will be updated if and when the Company receives the Permit to commence development of the project.

The Company’s $100 million notes mature in 2011. The Company is considering alternatives relating to the settlement of this debt and has engaged a financial advisor to assist in assessing options, and if appropriate to assist in negotiating, structuring and executing a settlement with the bondholders. The Company granted to such advisor 3,000,000 warrants to acquire common shares of the Company at C$0.30 per common share with an expiry date of April 23, 2012. In addition, the Company has agreed to pay the financial advisor a success fee of C$1 million.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements with special purpose entities.

Related Party and Other Transactions

The Company entered into the following transactions with related and other parties during the six month period ended June 30, 2009:

a)	Paid underwriting fees of $nil (2008: $2.8 million) to Macquarie Capital (Canada) Ltd. which retains the Chairman of the Company as an employee.

b)	Paid head office rent of $0.06 million (2008: $nil) under a subleasing arrangement to Kingsway Capital of Canada Inc., a company which retains the Chairman of the Company as a director.

Critical Accounting Estimates and Uncertainties

The preparation of financial statements in conformity with accounting principles generally accepted in Canada requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements.  Significant estimates and uncertainties include those relating to the recoverability of property, plant and equipment, tax provisions and future income tax balances, costs of asset retirement obligations, fair value of debt, outcomes of litigations and assumptions on the Company’s ability to continue as a going concern.

While management believes these estimates and assumptions are reasonable, actual results could vary significantly. The carrying value of the Company’s principal asset, the Las Cristinas project, could be subject to material adjustment in the event that the Company is not successful in obtaining the Permit and financing necessary for its development.

Changes In Accounting Policies and Future Accounting Pronouncements

Changes in accounting policies – Sections 3064 and EIC-173

The CICA has issued new accounting standards which are effective for the Company’s interim and annual consolidated financial statements effective January 1, 2009.

Section 3064, “Goodwill and Intangible Assets”, establishes revised standards for recognition, measurement, presentation and disclosure of goodwill and intangible assets. The adoption of this standard had no impact on the Company’s unaudited interim consolidated financial statements.

EIC-173, “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities”, requires an entity to take into account the credit risk of the entity and the counterparty in determining the fair value of financial assets and financial liabilities. The adoption of this standard had no impact on the Company’s presentation of its financial position or results of operations in its unaudited interim consolidated financial statements.

Future accounting pronouncements

In February 2008, the Canadian Accounting Standards Board confirmed that International Financial Reporting Standards (“IFRS”) will replace current Canadian GAAP for publicly accountable companies. The official change over date is for interim and annual financial statements for fiscal years beginning on or after January 1, 2011. IFRS will be required for the Company’s interim and annual consolidated financial statements for the fiscal year beginning on January 1, 2011. The Company is currently formulating and developing an implementation plan to comply with the new standards and its future reporting requirements.

Financial Instruments

The balance sheet carrying amounts for cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate fair value due to their short-term nature.  The fair value of the debt is approximately $25.0 million using a discounted cash flow methodology as described in the notes to the financial statements.

Outstanding Share Data

A summary of common shares, common share options and common share purchase warrants at July 29, 2009 are tabled below:

Common Shares Issued	294,817,719
Common Share Options	16,421,768
Warrants	31,695,000
Fully Diluted Common Shares	342,934,487

Risk Factors

The business and operations of the Company and its affiliates are subject to risks. In addition to considering the other information in the Company’s 2008 Annual Information Form, which is available on SEDAR at www.sedar.com, an investor should carefully consider the following factors. Any of the following risks could have a material adverse effect on the Company, its business and future prospects.

Risks Associated with Operating in Developing Countries

The Company’s mineral exploration and mining operations are located in Venezuela and may be adversely affected by political instability and legal and economic uncertainty that might exist in such country. The risks associated with the Company’s foreign operations may include political unrest, labour disputes, invalidation of governmental orders, permits, agreements or property rights, risk of corruption including violations under U.S. and Canadian foreign corrupt practices statutes, military repression, war, civil disturbances, criminal and terrorist actions, arbitrary changes in laws, regulations and policies, taxation, price controls, exchange controls, delays in obtaining or the inability to obtain necessary permits, opposition to mining from environmental or other non-governmental organizations, limitations on foreign ownership, limitations on the repatriation of earnings, limitations on mineral exports, high rates of inflation and increased financing costs. These risks may limit or disrupt the Company’s projects or operations, restrict the movement of funds or result in the deprivation of contractual rights or the taking of property by nationalization, expropriation or other means without fair compensation.

RISKS SPECIFIC TO OPERATIONS IN VENEZUELA

Political and Economic Instability

The Company’s mineral properties are located in Venezuela and as such the Company may be affected by political or economic instabilities there. The risks associated with carrying on business in Venezuela, in addition to those highlighted above, include, but are not limited to violent crime, which is prevalent throughout the country and includes kidnapping, smuggling and drug trafficking especially in remote areas. Changes in resource development or investment policies or shifts in political attitudes in Venezuela may adversely affect the Company’s business. Operations may be affected in varying degrees by government regulations with respect to restrictions in production, price controls, export controls, exchange controls, income taxes, expropriation of property, maintenance of claims, environmental legislation, land use, unauthorized mining activities, land claims of local people, water use and mine safety. The effect of these factors cannot be accurately predicted.

Environmental Permit Still Required

Development of Las Cristinas and the ultimate commencement of commercial production are dependent upon receipt of the Permit, which will allow the Company to proceed to put in place financing to fund construction. As the Las Cristinas project is the Company’s only project, the continued delay in receipt of the Permit could have a material adverse effect on the future of the Company’s business, and may result in the need for additional financing.  Neither the outcome of Crystallex’s appeal to the Minister of MinAmb nor when or if the Permit will be granted can be ascertained with any certainty.

Exchange Controls

Venezuela currently has exchange controls that affect the ability of companies doing business in Venezuela to convert Venezuelan source income into foreign currency. The Central Bank of Venezuela enacted such exchange control measures in 2003 in order to protect international reserves. The exchange rate, originally fixed at approximately 1.6 BsF/USD, has since been adjusted twice upwards and presently stands fixed at 2.15 BsF/USD. It is likely that exchange controls will continue and, if they do, they will adversely affect the Company’s operations, including its ability to satisfy its foreign currency obligations or to receive fair value in U.S. dollars.

Lack of Ownership Rights

Under the Venezuelan Mining Law of 1999 (“VML”), all mineral resources belong to the Republic of Venezuela.  In accordance with the VML, the Government of Venezuela has reserved for itself the right to directly explore and exploit the Las Cristinas deposits and has elected to do so through the CVG.  See “Las Cristinas Project – Mine Operating Contract” in the AIF.  The Mine Operating Contract is an operating agreement and does not transfer any property ownership rights or title rights to the gold produced to the Company.  Rather, the Company has been authorized to exploit the Las Cristinas deposits for the CVG in accordance with the Mine Operating Contract.

The interests of the Company in the Las Cristinas deposits are contingent upon the Company continuing to satisfy its obligations under the Mine Operating Contract.  Failure to do so could result in the CVG having the right to terminate the Mine Operating Contract.  In addition, the CVG is party to an agreement dated May 16, 2002 with the Ministry of Mines  (“MIBAM”).  As the CVG’s rights thereunder are contingent upon the CVG continuing to satisfy its obligations, while the Company has no reason to believe the CVG is not performing its obligations thereunder, any failure to do so could result in MIBAM having the right to terminate such agreement, thereby effectively terminating the Mine Operating Contract. Furthermore, any failure by the CVG to assert its rights under its agreement with MIBAM could have a material adverse effect on the Company’s rights under the MOC. To date, no assertions of contractual breaches by the Company have been received.

Lack of Copper Rights

In addition to gold, the Las Cristinas deposits also contain very low levels of copper, 0.11% on average.  Under the Mine Operating Contract, the Company is only entitled to exploit the gold contained in the Las Cristinas deposits.  Based on the feasibility studies carried out by the Company and following discussions with the CVG, the Company has determined that exploiting the copper contained in the Las Cristinas deposits would detract from the economics of the Las Cristinas project.  Furthermore, it may not be technically viable to produce a marketable copper concentrate from the main Las Cristinas deposit as the copper is too low grade.  The Company does not need the right to exploit the copper contained in the Las Cristinas deposits in order to exploit the gold and does not currently intend to negotiate with the CVG for the right to exploit the copper contained in the Las Cristinas deposits.

Although the Company does not believe that the MIBAM would do so, the MIBAM retains the right to grant exploitation and other rights with respect to the copper contained in the Las Cristinas deposits to the CVG or a third party.  The Company has been advised by its Venezuelan counsel that:

(a)
if the MIBAM grants the right to exploit the copper contained in the Las Cristinas deposits to the CVG, subject to fulfilling all necessary requirements of Venezuelan law (including the additional grant by the MIBAM to the CVG of the right to negotiate the exploitation of the copper with third parties), the CVG has agreed under the terms of the Mine Operating Contract to negotiate the exploitation of the copper with the Company; and

(b)
if the MIBAM grants the right to exploit the copper contained in the Las Cristinas deposits to a third party, the Company’s right under the Mine Operating Contract to exploit the gold contained in the Las Cristinas deposits would, as a matter of Venezuelan law, take precedence over the third party’s right to exploit the copper.

If the MIBAM grants the right to exploit the copper contained in the Las Cristinas deposits to the CVG, there is a risk as to whether the MIBAM will grant to the CVG the additional right to negotiate the exploitation of the copper with third parties or whether the Company will be able to negotiate an agreement with respect to the exploitation of the copper with the CVG.  Also, if the MIBAM grants the right to exploit the copper contained in the Las Cristinas deposits to a third party, or if the MIBAM grants the right to exploit the copper contained in the Las Cristinas deposits to the CVG and the CVG grants the right to exploit the copper to a third party, there can be no assurance that the Company will be successful under Venezuelan law in asserting that its right to exploit the gold contained in the Las Cristinas deposits takes precedence over the third party’s right to exploit the copper.

Proposed Amendments to Mining Laws

The Company’s business may be affected by amendments or changes to mining laws, regulations and requirements in Venezuela.  At any time, a number of draft mining laws may be proposed.  It is not possible to predict when or if a draft mining bill will be enacted into law or what the final provisions of such law will be, if enacted.  It is possible that the Government of Venezuela will issue further decrees or otherwise attempt to modify existing mining rights or other laws affecting the Company, its Venezuelan properties and its ability to operate in Venezuela.  Any changes to current Venezuelan mining law may adversely affect the Company’s ability to develop and operate the Company’s Venezuelan properties.

Arbitration Proceedings

The Company is a party that is interested in, but is not a party to, an ongoing arbitration. See “Legal Proceedings — Withdrawal of MINCA Litigation — Vanessa Arbitration” in the 2008 AIF, available electronically at www.sedar.com and www.sec.gov.

On November 28, 2008, Crystallex delivered a letter to the Government of Venezuela notifying it of the existence of a dispute between Crystallex and the Bolivarian Republic of Venezuela ("Venezuela") under the Agreement between the Government of Canada and the Government of the Republic of Venezuela for the Promotion and Protection of Investments (the "Treaty").  It is Crystallex's desire to settle the dispute amicably; however, with the expiration of the six month amicable period, which commenced with the delivery of the notification letter on November 28, 2008, Crystallex now has the option of submitting the dispute to international arbitration. The dispute has arisen out of various measures of Venezuela including MinAmb's decision dated April 14, 2008 to deny the Permit and Venezuela's subsequent media statements attributed to the Minister of MIBAM on November 5, 2008 regarding the status of the Project and the MOC.

Unauthorized Miners

The Company’s operations may also be affected by the presence of unauthorized miners which is not uncommon in the gold mining areas of the Guyana Shield area of northern South America, including Venezuela. The methods used by unauthorized miners to extract gold are typically harmful to the environment and may be disruptive to authorized mining operations. Although the Company, in conjunction with the local authorities, employs strategies to control the presence of unauthorized miners, the success of these strategies is not assured, and there is a risk that the Company’s operations may be adversely affected by the presence of unauthorized miners.

Imataca Forest Reserve

In addition to the general risks associated with environmental regulation and liability, the Las Cristinas deposits are located within the Imataca Forest Reserve (the “Forest Reserve”). On September 22, 2004, Presidential Decree 3110, which establishes an ordinance plan and regulations for the use of the Forest Reserve, permits various activities (including mining) in up to 13% of the Forest Reserve and establishes the legal framework for such activities, was issued. Presidential Decree 3110 was issued in response to previous Presidential Decree 1850, the latter was issued in May 1997.
Decree 1850 reserved an even larger part of the Forest Reserve for various activities and became subject to a legal challenge before the Venezuelan Supreme Court. The Venezuelan Supreme Court issued a prohibition order on November 11, 1997 prohibiting the relevant government authorities from granting concessions, authorization and any other acts relating to various mining activities in the Forest Reserve under

Decree 1850 until the Venezuelan courts ruled on the merits of the nullity action. It is possible that Presidential Decree 3110 could be similarly challenged and that such challenge, if ultimately successful, could prevent the Company from exploiting or fully exploiting the Las Cristinas deposits.

Venezuelan Decree No. 1257 establishes the environmental assessment requirements for mining projects. The Company was advised that the Las Cristinas project is not a new project and, accordingly, Article 40 of Decree 1257 does not apply since no significant increase in environmental impact is predicted.

GENERAL RISK FACTORS

Current Global Financial Condition

Current financial conditions globally have been subject to increased volatility and numerous financial institutions have either filed for bankruptcy or have been rescued by governmental authorities. Access to financing has been negatively impacted by both sub-prime mortgages and the liquidity crisis affecting the asset-backed commercial paper market. These factors may impact the ability of the Company to obtain loans, financing and other credit facilities in the future and, if obtained, on terms favourable to the Company. If these increased levels of volatility and market turmoil continue, the Company’s operations, financial conditions, results of operations and share price could be adversely impacted.

Mineral Properties

Acquisition of title to mineral properties is a very detailed and time-consuming process.  Title to, and the area of, mineral properties may be disputed or impugned.  Although the Company has investigated its title to the mineral properties for which it holds concessions or mineral leases or licenses, there can be no assurance that the Company has valid title to such mineral properties or that its title thereto will not be challenged or impugned.  For example, mineral properties sometimes contain claims or transfer histories that examiners cannot verify; and transfers under foreign law often are complex.  The Company does not carry title insurance with respect to its mineral properties.  A successful claim that the Company does not have title to a mineral property could cause the Company to lose its rights to mine that property, perhaps without compensation for its prior expenditures relating to the property.  Furthermore, the MOC does not transfer any property ownership rights to the Company.

In 2005 the Government of Venezuela announced that it would be changing the mining title regime from a system where title was granted in the form of joint ventures or either concessions or operating contracts to a system where all new economic interests would be granted in the form of operating contracts. In order to effect this change, the Government advised that it would need to create a national mining company which would be the nation’s contracting party covering the entire country of Venezuela. The Government also indicated that, given this change in title regime, it would also be appropriate to review all existing mining companies in a single comprehensive exercise to ensure that only companies found to be in compliance with their existing title terms and conditions would qualify for the new title. Management understands that this review was completed by the end of 2005; however, management is not aware of any further steps undertaken to change the mining title regime as described above.  Any such changes could, if enacted, affect the Company’s interest in Las Cristinas.  It is also possible that the Government could issue further decrees or otherwise attempt to modify existing mining rights.

Environmental Regulation and Liability

The Company’s activities are subject to laws and regulations controlling not only mineral exploration and exploitation activities themselves but also the possible effects of such activities upon the environment. Environmental legislation may change and make the mining and processing of ore uneconomic or result in significant environmental or reclamation costs. Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mineral exploitation activities, such as seepage from tailings disposal areas that could result in environmental pollution. A breach of environmental legislation may result in the imposition of fines and penalties or the suspension or closure of operations.

In addition, certain types of operations require the submission of environmental impact statements and approval by government authorities. Environmental legislation is evolving towards stricter standards, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their directors, officers and employees. Permits from a variety of regulatory authorities are required for many aspects of mineral exploitation activities, including closure and reclamation. Future environmental legislation could cause additional expense, capital expenditures, restrictions, liabilities and delays in the development of the Company’s properties, the extent of which cannot be predicted.

In the context of environmental permits, in particular the approval of closure and reclamation plans, the Company must comply with standards and laws and regulations which may entail costs and delays depending on the nature of the activity and how stringently the regulations are implemented by the permitting authority.

In accordance with applicable laws, the Company has provided financial assurances by posting a Compliance Guarantee Bond for Las Cristinas to cover the cost of reclamation activities. However, it is possible that the Company may incur reclamation costs that are in excess of such financial assurances. While the Company plans to establish a reserve for reclamation activities, there can be no assurance that the combination of the reserve and financial assurances will be sufficient to meet future reclamation standards, if such standards are materially more stringent than existing standards. The Company does not maintain environmental liability insurance. The Company has adopted high standards of environmental compliance; however, failure with or unanticipated changes in Venezuela’s laws and regulations pertaining to the protection of the environment could adversely affect the Company.

Additional Funding Requirements

Under the terms of the Mine Operating Contract, the Company is required, among other things, to make all necessary investments and complete all works necessary to reactivate the Las Cristinas deposits, to design, construct and operate a processing plant to process gold for its subsequent commercialization and sale and to return the mine, its installations and equipment to the CVG upon termination of the Mine Operating Contract.  In order to carry out the Las Cristinas project and its other mining projects, the Company will need to raise substantial additional financing.

The Company may decide to meet its additional funding requirements through one or more of non-recourse project debt and other forms of public markets debt and equity. If the Company elects to raise commercial bank limited recourse project debt, the Company will need to demonstrate to potential lenders compliance with the Equator Principles, which are a set of guidelines adopted by a number of international financing institutions to address the environmental and social issues associated with project financing transactions. The Equator Principles are largely based on policies and guidelines established by the International Finance Company. In this context the Company notes that it has completed an Environmental Impact Study to international standards, which was approved by the Venezuelan Ministry of the Environment and includes plans to comply with the Equator Principles.

The fundamentals for gold are expected to remain positive in the current year and despite the financial market turmoil and volatility, equity issues of gold companies have been favourable under the right conditions. Some producers have met resistance in the financing markets as credit is more restrictive and expensive and some equity financings were completed at levels which have resulted in significant dilution.

Despite the financings that have been completed by the Company, the Company has limited access to financial resources as a direct result of the Permit denial and there is a risk that sufficient additional financing may not be available to the Company on acceptable terms or at all as a consequence of the Government’s conduct. Failure to obtain such additional financing could result in a delay or the indefinite postponement of the Las Cristinas project and other mining projects of the Company and could also result in the Company defaulting in the performance of its obligations under the Mine Operating Contract.

Reserve and Resource Estimates

The Company’s reported mineral reserves and resources are estimates only.  Notwithstanding the rigor with which such estimates have been prepared, there can be no assurance that they will be recovered at the rates estimated.  There are numerous uncertainties inherent in estimating mineral reserves and resources, including many factors beyond the Company’s control. Such estimation is a subjective process and the accuracy of any estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation.  Mineral reserve and resource estimates may require revision (either up or down) based on actual production experience.  Market fluctuations in the price of metals, increased production costs or reduced recovery rates may render estimated mineral reserves and resources uneconomic and may ultimately result in a restatement of mineral reserves and resources.  In addition, short-term operating factors, such as the need for sequential development of mineral deposits and the processing of new or different ore grades, may adversely affect the Company’s profitability in any particular accounting period.

Mineral Exploration and Exploitation

Mineral exploration and exploitation involves a high degree of risk. Unusual or unexpected formations, formation pressures, fires, power outages, labour disruptions, flooding, explosions, tailings impoundment failures, cave-ins, landslides and the inability to obtain adequate machinery, equipment or labour are some of the risks involved in mineral exploration and exploitation activities.  The Company has relied on and may continue to rely on consultants and others for mineral exploration and exploitation expertise.  Substantial expenditures are required to establish mineral reserves and resources through drilling, to develop metallurgical processes to extract the metal from the material processed and, in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining. The economics of exploiting mineral reserves and resources discovered by the Company are affected by many factors, many outside the control of the Company, including the cost of operations, variations in the grade of material mined and metals recovered, price fluctuations in the metal markets, costs of mining and processing equipment, continuing access to smelter facilities on acceptable terms and other factors such as government regulations, including regulations relating to foreign exchange, royalties, allowable production, tax deductibility of expenditures, importing and exporting of minerals and environmental protection.

Uninsurable Risks

Mineral exploration and exploitation activities involve numerous risks, including unexpected or unusual geological operating conditions, rock bursts, cave-ins, fires, floods, earthquakes and other environmental occurrences and political and social instability.  It is not always possible to obtain insurance against all such risks and the Company may decide not to insure against certain risks as a result of high premiums or other reasons.  Should such liabilities arise, they could negatively affect the Company’s profitability and financial position and the value of the common shares of the Company.  The Company does not maintain insurance against environmental risks.

Dependence on One Mining Property

Future results for the Company depend largely on the Las Cristinas project, which if the Permit is not granted, may never be developed into a commercially viable mining operation. Any event, or combination thereof, which adversely affects the Las Cristinas project (whether the property itself or the Company’s ability to finance and/or construct and operate a commercially viable mine on the property), would adversely impact the Company’s future performance.

Production Risks

The Company prepares estimates of future production for Las Cristinas.  Once Las Cristinas is in production, failure to meet these estimates could adversely affect the Company’s future profitability, cash flows and financial position.

The Company’s actual production may vary from its estimates for a variety of reasons, including actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short-term operating factors such as the need for sequential development of ore bodies and the processing of new or different ore grades from those planned; mine failures, slope failures or equipment failures; industrial accidents; natural phenomena such as inclement weather conditions, floods, droughts, rock slides and earthquakes; encountering unusual or unexpected geological conditions; changes in power costs and potential power shortages; shortages of principal supplies needed for operation, including explosives, fuels, chemical reagents, water, equipment parts and lubricants; labour shortages or strikes; civil disobedience and protests; and restrictions or regulations imposed by governmental or regulatory authorities or other changes in the regulatory environments.  Such occurrences could result in damage to mineral properties, interruptions in production, injury or death to persons, damage to property of the Company or others, monetary losses and legal liabilities.  These factors may cause a mineral deposit that has been mined profitably in the past to become unprofitable forcing the Company to cease production.  These factors also apply to the Company’s future operations.  For example, it is not unusual for new mining and processing operations to experience unexpected problems during the start-up phase.

Regulations and Permits

The Company’s activities are subject to wide variety of laws and regulations governing health and worker safety, employment standards, waste disposal, protection of the environment, protection of historic and archaeological sites, mine development and protection of endangered and protected species and other matters.  The Company is required to have a wide variety of permits from governmental and regulatory authorities to carry out its activities.  These permits relate to virtually every aspect of the Company’s exploration and exploitation activities.  Changes in these laws and regulations or changes in their enforcement or interpretation could result in changes in legal requirements or in the terms of the Company’s permits that could have a significant adverse impact on the Company’s existing or future operations or projects.  Obtaining permits can be a complex, time-consuming process.  There is a risk that the Company will be not able to obtain the necessary permits including any renewals thereof on acceptable terms, in a timely manner or at all.  The costs and delays associated with obtaining permits and complying with these permits and applicable laws and regulations could stop or materially delay or restrict the Company from continuing or proceeding with existing or future operations or projects.  Any failure to comply with permits and applicable laws and regulations, even if inadvertent, could result in the interruption or closure of operations or material fines, penalties or other liabilities.

Gold Price Volatility

The gold price can fluctuate widely and is affected by numerous factors beyond the Company’s control, including industrial and jewellery demand, inflation and expectations with respect to the rate of inflation, the strength of the U.S. dollar and other currencies, interest rates, gold sales by central banks, forward sales by producers, global or regional political or financial events, and production and cost levels in major gold-producing regions.  The gold price is also subject to rapid short-term changes due to speculative activities. During the period 1999 to 2008, the gold price fluctuated between an annual average low of U.S. $279 per ounce and an annual average high of U.S.$872 per ounce. In the six months ended June 30, 2009, the price of gold ranged from $810 per ounce to $989 per ounce and averaged $915 per ounce for the period.

The market price of the common shares of the Company can be significantly affected by changes in the gold price.  In addition, the Company may be required to restate its mineral reserves and resources and write down its investment in Las Cristinas.  Any of these developments could negatively affect the Company’s financial position.  Accordingly, even if the Company produces gold at Las Cristinas, there is a risk that the gold price will not be high enough to enable the Company to sell the gold produced by it profitably.

Currency Fluctuations

The Company’s functional and reporting currency is the U.S. dollar. A significant portion of the Company’s operating and capital expenditures are in Venezuelan BsF and Canadian dollar. Fluctuations in exchange rate between the U.S. dollar and both the BsF and Canadian dollar, either favourable or unfavourable, could have a material impact on the results of operations and financial position.

Credit and Market Risks

The Company may enter into financial agreements (financial instruments) with major international banks, other international financial institutions and other accredited third parties in order to manage underlying revenue and future cash flow exposures arising from commodity prices.  Financial instruments, which subject the Company to market risk and concentrations of credit risk, consist primarily of cash and accounts receivable.
Market risk is the risk that the value of a financial instrument might be adversely affected by a change in interest rates or currency exchange rates. The Company manages the market risk associated with commodity prices by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken.

Credit risk is the risk that counterparty might fail to fulfil its performance obligations under the terms of a contract. The Company limits the amount of credit exposure in cash and cash equivalents by placing these in high quality securities issued by government agencies and financial institutions. The Company’s cash equivalents consist of Government of Canada Treasury Bills, denominated in U.S. dollars. The Company also has concentrations of credit risk with respect to accounts receivable as the accounts receivable are due from the Venezuelan Tax Department.

The Company can be exposed to credit risk in the event of non-performance by counterparties in connection with metal forward and option contracts. The Company does not obtain any security to support financial instruments subject to credit risk but mitigates this risk by dealing only with a diverse group of financially sound counterparties and, accordingly, does not anticipate loss for non-performance. Further, the Company minimizes its credit risk in derivative instruments by entering into transactions with high-quality counterparties whose credit ratings are high and by monitoring the financial condition of its counterparties. The Company continually monitors the market risk of its activities. The Company currently does not have metal forward and option contracts.

Dependence on Key Employees

The Company’s business is dependant on retaining the services of a small number of key management personnel.  The success of the Company is, and will continue to be, to a significant extent, dependent on the expertise and experience of the directors and senior management.

Common Share Price Volatility

The market price of the common shares of the Company could fluctuate significantly based on a number of factors in addition to those listed in this document, including:

•	the Company’s operating performance and the performance of competitors and other similar companies;
•	the public’s reaction to the Company’s press releases, other public announcements and the Company’s filings with the various securities regulatory authorities;
•	changes in earnings estimates or recommendations by research analysts who track the common shares or the shares of other companies in the resource sector;
•	changes in general economic conditions;
•	the arrival or departure of key personnel;
•	the current global economic crisis;
•	acquisitions, strategic alliances or joint ventures involving the Company or its competitors;
•	gold price volatility; and
•	outcomes of litigation.

In addition, the market price of the common shares of the Company are affected by many variables not directly related to the Company’s success and are, therefore, not within the Company’s control, including other developments that affect the market for all resource sector shares, the breadth of the public market for the common shares and the attractiveness of alternative investments.  The effect of these and other factors on the market price of common shares on the exchanges on which the Company trades has historically made the Company’s share price volatile and suggests that the Company’s share price will continue to be volatile in the future.

Potential Dilution

As at July 29, 2009, the Company had outstanding options to purchase 16,421,768 common shares of the Company and warrants to purchase 31,695,000 common shares of the Company (including 12,250,000 warrants that do not become effective until after the receipt of the Permit). The issue of common shares of the Company upon the exercise of the options and warrants will dilute the ownership interest of the Company’s current shareholders. The Company may also issue additional stock options and warrants or additional common shares from time to time in the future.  If it does so, the ownership interest of the Company’s then current shareholders could also be diluted.

Enforcement by Investors of Civil Liabilities

The enforcement by investors of civil liabilities under United States federal securities laws may be adversely affected by the fact that the Company is organized under the laws of Canada, that most of its officers and directors are residents of Canada, and that a substantial portion of the Company’s assets and the assets of a majority of the Company’s directors and officers named in the 2008 Annual Information Form are located outside the United States. Furthermore, it may not be possible to enforce against the Company or its directors or officers, judgments contained in U.S. courts. The Company believes that a monetary judgment of a Canadian court predicated solely on the Canadian civil liability regime would likely be enforceable in the U.S. if the Canadian court in which the judgment was obtained had a basis for jurisdiction in the matter that was recognized by a U.S. court for such purposes, but this area of the law is not free from doubt and there is a risk that such a judgment will not be enforceable.

Operating Losses are Expected to Continue in the Near Future

The Company expects that it will continue to incur losses, and possibly incur increased losses, unless and until the Permit is granted and Las Cristinas mine is operating at full capacity.   The Company expects that this trend will reverse if and when gold is produced from the future Las Cristinas mine in commercial quantities at prices equal to or in excess of the prices assumed in the 20,000 TPD Feasibility Study. There can be no assurance that the Company will become profitable in the near future.

Future Hedging Activities

The Company has not entered into forward contracts or other derivative instruments to sell gold that it might produce in the future. Although the Company has no near term plans to enter such transactions, it may do so in the future if required for project financing. Forward contracts obligate the holder to sell hedged production at a price set when the holder enters into the contract, regardless of what the price is when the product is actually mined. Accordingly, there is a risk that the price of the product is higher at the time it is mined than when the Company entered into the contracts, so that the product must be sold at a price lower than could have been received if the contract was not entered. There is also the risk that the Company may have insufficient gold production to deliver into forward sales positions. The Company may enter into option contracts for gold to mitigate the effects of such hedging.

No Payment of Cash Dividends in the Near Future

Given that the Company is currently in the pre-development stage for its principal property, the Las Cristinas project, the Company intends to retain its earnings to finance the growth and development of the business rather than pay dividends to shareholders. The Company does not intend to declare or pay cash dividends in the near future, nor has it done so since its inception. In the event that the Company decides to declare and pay cash dividends in the future, such a decision will made entirely in the discretion of the board of directors and shall be dependent on factors such as the existing earnings, capital requirements, future business opportunities, financing agreements and market conditions for the Company’s shares and the underlying commodities markets.

Litigation

The Company is defending against several legal actions. The Company believes that these actions are without merit and intends to defend vigorously against these actions.  The Company cannot provide assurances as to the outcome of the actions, nor can the range of losses, if any, be estimated. Accordingly, no losses have been accrued. A negative outcome from any of these actions, or possible future actions, could result in a material loss to the Company.

Document 3

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
FULL CERTIFICATE

I, Robert Fung, Chief Executive Officer of Crystallex International Corporation, certify the following:

1. Review: I have reviewed the interim financial statements and interim MD&A (together, the “interim filings”) of Crystallex International Corporation (the “issuer”) for the interim period ended June 30, 2009.

2. No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3. Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4. Responsibility: The issuer’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5. Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings

a.	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

i.	material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

ii.
information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

b.
designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1 Control framework: The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is the Internal Control - Integrated Control published by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

5.2 ICFR – material weakness relating to design: N/A

5.3 Limitation on scope of design: N/A

6. Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on April 1, 2009 and ended on June 30, 2009 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

Date: July 29, 2009

“Robert Fung”
Chief Executive Officer

Document 4

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
FULL CERTIFICATE

I, Hemdat Sawh, Chief Financial Officer of Crystallex International Corporation, certify the following:

1. Review: I have reviewed the interim financial statements and interim MD&A (together, the “interim filings”) of Crystallex International Corporation (the “issuer”) for the interim period ended June 30, 2009.

2. No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3. Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4. Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5. Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings

a.	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

i.	material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

ii.
information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

b.
designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1 Control framework: The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is the Internal Control - Integrated Control published by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

5.2 ICFR – material weakness relating to design: N/A

5.3 Limitation on scope of design: N/A

6. Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on April 1, 2009 and ended on June 30, 2009 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

Date: July 29, 2009

“Hemdat Sawh”
Chief Financial Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRYSTALLEX INTERNATIONAL CORPORATION
(Registrant)
Date:	July 30, 2009	By:	/s/ Hemdat Sawh
Name: Hemdat Sawh Title: Chief Financial Officer